

Mail Stop 4561

November 5, 2009

Patrick C. Condo
Chief Executive Officer
Convera Corporation
1921 Gallows Road, Suite 200
Vienna, VA 22182

> **Re:** **Convera Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 25, 2009**
> **File No. 001-31989**

Dear Mr. Condo:

We have reviewed your response letter dated October 30, 2009 and have the following comments.

General

1.   We refer you to the definition of a Rule 13e-3 transaction in Exchange Act Rule 13e-3(a)(3). As noted therein, a rule 13e-3 transaction is any transaction or series of transactions involving one or more of the transactions described in Rule 13e-3(a)(3)(i) which has a reasonable likelihood of producing any of the effects described in Rule 13e-3(a)(3)(ii). It is not apparent that Rule 13e-3 is inapplicable to the series of transactions contemplated which include an internal restructuring by the company, a merger and dissolution. Please provide your well reasoned analysis of the applicability of (1) Rule 13e-3(a)(3)(i)(A) with respect to the purchase (as defined in Rule 13e-3(a)(2)) by Convera of the equity securities of its shareholders following the receipt of proceeds from the merger and (2) Rule 13e-3(a)(3)(i)(C) with respect to the transactions that are part of the internal restructuring being effected by Convera in connection with the merger and dissolution.

2.   In response to prior comment 1 you state that Convera will continue to be registered under the Exchange Act following the filing of the certificate of dissolution and the merger and will continue to be subject to the reporting requirements under the Exchange Act. However, on page 21 of your preliminary

information statement you indicate that "[i]n order to eliminate expenses we incur to comply with these requirements, we intend to cease filing annual and quarterly reports with the SEC under the Exchange Act as soon as possible after we satisfy the requirements for deregistration under the securities laws, which requires that we have less than 300 holders of record." Please tell us whether you currently intend to remain registered under the Exchange Act following your proposed dissolution and merger.

Background and Reasons for the Plan of Dissolution and the Merger, page 13

3.   In an appropriate place in this discussion, expand the disclosure of the background of the dissolution and merger transaction to describe <u>all</u> discussions, meetings, contacts and reports among specific members of the board and/or management of the company, representatives of Firstlight and/or VSW, financial advisors and legal advisors regarding the various options considered with respect to the dissolution transaction. For example, disclose:

- the events leading up to Mr. Condo speaking with Mr. Jeavons on June 11, 2008, including how they were introduced;
- the extent of involvement of each of Allen Holding Inc., Allen & Company, Mr. Allen and/or any of the Allen parties' board designees in the negotiation of the transaction;
- the participants involved in the September 15, 2008 discussions and the topics discussed;
- the reason for the recommencement of discussions regarding a transaction with Firstlight and who re-initiated such discussions;
- all discussions and participants involved in discussions regarding the structure of the transaction with Firstlight that occurred from December 15, 2008 through January and February 2009, inclusive of a description of any proposed structures that were rejected; and
- the initial terms of the proposed merger transaction with Firstlight that were approved in February 2009 and the reasons, if material, for modifications from any prior proposal.

4.   We note that the merger committee recommended the plan of dissolution, the merger agreement and the related documentation to your board of directors and that the board of directors unanimously approved the plan of dissolution and the merger agreement. However, it is unclear from your discussion what, specifically, the consenting shareholders approved. Please expand your discussion to detail the terms of the plan of dissolution and merger to which the shareholders consented and what information was provided to the consenting shareholders prior to their providing consent.

5.	Please tell us how many stockholders consented to the proposal and the percentage of votes each represents. Describe each consenting shareholders' relationship to Convera.

Principal Provisions of the Merger Agreement, page 21

6.	We note that in connection with the dissolution and merger, you may receive up to 42.5% of the total outstanding VSW common stock. Although we note your discussion in Risk Factors of VSW's obligation to register and list its common stock before such shares are distributed to your stockholders, please expand your discussion here to clarify whether VSW intends to register any of the shares to be received by Convera and/or its shareholders in connection with the transaction.

*   *   *   *

If you have questions or comments on comment 1 and related matters, please contact Mellissa Duru, Special Counsel – Office of Mergers & Acquisitions, at (202) 551-3757. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, with any other questions or the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc:	Via facsimile: (212) 355-3333
	Stephen Davis, Esq.
	Goodwin Procter LLP